FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF). 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”) hereby informs its shareholders and the market in general the following:

Considering GPA´s moment, after the conclusion of Extra´s banner transition, the Company informs that its CEO, Jorge Faiçal Filho, has presented his resignation which becomes effective as of this date.

GPA will count from now on with the leadership of Marcelo Pimentel. Executive with large experience in the retail segment, Marcelo already led important companies as Walmart, Grupo DPSP e Lojas Marisa, acting as CEO in the women's fashion store as his most recent stint.

Jean-Charles Naouri, President of the Board of Directors of GPA, stated that “GPA has undergone significant transformation recently and the change in the Company’s leadership is a natural step in this evolution process. Pimentel brings to GPA an experience adapted to the new formatting of its business model and I am fully confident on his ability to lead the Company in this new phase. I would also like to thank Faiçal for the important role he has played in the transformation process of GPA”.

According to Ronaldo Iabrudi, Co-Vice-Chairman of the GPA Board of Directors, “I am grateful to Faiçal for his dedication to the Company across the past years. I am also very confident with Pimentel´s arrival, which with all the strong experience acquired in several retail formats - drugstores, fashion and mainly food - will leads GPA´s growth and will bring the necessary knowledge to strength the solutions currently offered by the Company through its digital channels.”

We reinforce our thanks to Faiçal, wishing success to Pimentel.

São Paulo, March 17, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 17, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.